838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 26-495 July 15, 2026

Platinum Group Metals Ltd. Reports Third Quarter 2026 Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the third quarter of fiscal 2026 dated May 31, 2026, and provides an update and outlook.  The Company's material property is the Waterberg project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access platinum, palladium, rhodium and gold ("4E" or "PGM") mine, including by-product copper and nickel production, and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.  The Company's near-term objectives are to advance the Waterberg Project to a development and construction decision, including the arrangement of construction financing and concentrate offtake agreements.

For details of the condensed consolidated interim financial statements (the "Financial Statements") and Management's Discussion and Analysis ("MD&A") for the nine months ended May 31, 2026, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements and MD&A from the Company free of charge upon request.

All amounts herein are reported in United States Dollars unless otherwise specified.  The Company holds cash in Canadian Dollars, United States Dollars, and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Project Ownership

As of May 31, 2026, the Waterberg Project is owned by Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."), which is in turn owned by Platinum Group (37.42%), Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo") (26.00%), HJ Platinum Metals Company Ltd. ("HJM") (21.95%) and Impala Platinum Holdings Ltd. ("Implats") (14.63%).  Platinum Group holds a further 12.97% indirect interest in Waterberg JV Co. through a 49.90% interest in Mnombo.

HJM was established in 2023 by Japan Organization for Metals and Energy Security ("JOGMEC") and Hanwa Co. Ltd. ("Hanwa") as a special purpose company to hold and fund their aggregate future equity interests in the Waterberg Project.  The combined Waterberg JV Co. ownership of JOGMEC (12.19%) and Hanwa (9.76%) were consolidated into a 21.95% interest held by HJM going forward, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.

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Since early 2024, Implats has not funded their share of Waterberg Project cash calls and their interest in Waterberg JV Co. has diluted by approximately 0.37%.  Platinum Group has funded Implats' shortfall and the Company's direct interest in Waterberg JV Co. has increased concurrently with Implats' dilution.

Recent Events

On May 31, 2026, Waterberg JV Co. and Discovery Drilling (Pty) Ltd. entered a contractor agreement for the drilling of fourteen NQ boreholes for the purpose of obtaining 600 kg to 800 kg of T-Zone ore material for metallurgical testing purposes.  Plugged boreholes from earlier drilling programs are to be re-entered to reduce drilling costs, with two or three deflections to then be completed in the mineralized T-Zone for each borehole.  Drilling commenced in mid-June and to date approximately 398 kgs of T-Zone ore materials has been collected from six completed boreholes and fourteen deflections.  T-Zone samples are to be logged, assayed, and processed for metallurgical testing, including conventional flotation testing and Jameson Cell flotation testing.

On May 8, 2026, at the Annual General Meeting of Waterberg JV Co., a supplemental budget (the "Supplemental Budget") of Rand 27.4 million (approx. $1.69 million) was approved by shareholders for funding of the fiscal 2026 portion of a T-Zone Mining Study (the "T-Zone Study") aimed at assessing the viability of developing the Waterberg Project in stages, beginning with a smaller, lower cost T-Zone mine.  The Supplemental Budget had been approved earlier by the board of directors of Waterberg JV Co. at a meeting held on March 27, 2026.  A further Rand 22.69 million (approx. $1.40 million) to complete the T-Zone Study is expected to be approved as a component of the upcoming fiscal 2027 budget, which commences on September 1, 2026.  The Supplemental Budget is in addition to the Stage Six Budget described below.  The T-Zone Study is being completed by a team of specialists including engineering firm Stantec Consulting International Ltd. and South African engineering firm DRA South Africa Projects (Pty) Ltd.  Engineering oversight and project management are being provided by South African engineering firm Fraser McGill (Pty) Ltd. ("Fraser McGill").

On March 10, 2026, the Company entered into an Equity Distribution Agreement with BMO Nesbitt Burns Inc. and Beacon Securities Limited (the "Canadian Agents") and BMO Capital Markets Corp. (the "U.S. Agent" and together with the Canadian Agents, the "Agents") for a new at-the-market equity program (the "2026 ATM") to distribute up to $60.0 million (or the equivalent in Canadian dollars) of Common Shares (the "Offered Shares").  The Offered Shares may be issued by the Company to the public from time to time, through the Agents, at the Company's discretion until December 13, 2026.  Offered Shares under the 2026 ATM will be sold at the prevailing market price at the time of sale. The net proceeds of any such sales will be used for staged development programs at the Waterberg Project and general, corporate and administrative expenses.

On September 17, 2025, the board of directors of Waterberg JV Co. unanimously approved a sixth stage of work in the amount of Rand 92.1 million (approximately $5.11 million at the time) for fiscal year 2026 ("Stage Six Budget"), to allow for the continuation of work programs underway. The Stage Six Budget was subsequently approved by a consent resolution of the requisite majority shareholders on September 26, 2025. The interim budget covers the period ending August 31, 2026, and includes some components of a $21.0 million pre-construction work program approved in principle for the Waterberg Project by the directors and shareholders of Waterberg JV Co. on October 18, 2022 (the "Pre-Construction Program").

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On May 29, 2025, Platinum Group reported the closing of a non-brokered private placement of common shares of the Company ("Common Shares") at a price of $1.26 per Common Share.  An aggregate of 800,000 Common Shares were subscribed for and issued to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI") through its subsidiary Deepkloof Limited, resulting in gross proceeds to the Company of $1.0 million (the "Private Placement").  Closing of the Private Placement allowed HCI to return to a 26% interest in the Company at that time.

On September 16, 2024, the Company reported positive results from an Independent Definitive Feasibility Study Update (the "Waterberg DFS Update") for the Waterberg Project.  The associated technical report entitled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa", with an effective date of August 31, 2024, was filed on SEDAR+ on October 9, 2024.  The Waterberg DFS Update was prepared by independent qualified persons in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and Subpart 229.1300 and Item 601(b)(96) of the SEC's Regulation S-K (collectively, "S-K 1300").  The Waterberg DFS Update included revised mineral resource and mineral reserve estimates.  For details of the Waterberg DFS Update see the Company's news release dated September 16, 2024, the MD&A, and the technical report referred to above.

Results For the Period Ended May 31, 2026

During the three month period ended May 31, 2026, a total of 1,059,233 Common Shares were sold pursuant to the 2026 ATM at an average price of $1.90 for gross proceeds of $2.01 million before directly attributable costs of $0.05 million.

On December 5, 2024, the Company entered into an Equity Distribution Agreement with the Agents for an at-the-market equity program (the "2025 ATM") to distribute up to $50.0 million of Common Shares.  Sales of Common Shares on the NYSE American commenced on January 22, 2025, and to the completion of the 2025 ATM on January 23, 2026, the Company sold an aggregate of 22,726,804 Common Shares at an average price of $2.20 for gross proceeds of $50 million before deducting directly attributable costs paid to the Agents of $1.25 million.  During the nine month period ended May 31, 2026, 13,785,310 Common Shares were sold pursuant to the 2025 ATM at an average price of $2.67 for gross proceeds of $36.82 million before directly attributable costs of $0.92 million.

During the nine months ended May 31, 2026, the Company incurred a net loss of $2.88 million (May 31, 2025 - net loss of $3.40 million).  General and administrative expenses during the period were $2.88 million (May 31, 2025 - $2.78 million).  Share based compensation expense was $1.01 million (May 31, 2025 - $0.79 million).  The foreign exchange gain recognized in the current period was $0.08 million (May 31, 2025 - gain of $0.06 million) due primarily to the U.S. Dollar rising in value relative to the Canadian Dollar during the nine month period.

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At May 31, 2026, finance income consisting of interest earned in the nine month period amounted to $0.97 million (May 31, 2025 - $0.14 million).  Basic and diluted loss per share for the nine months ended May 31, 2026, was $0.02 (May 31, 2025 - $0.03).

Accounts receivable at May 31, 2026, totalled $0.21 million (August 31, 2025 - $0.08 million) while accounts payable and other liabilities amounted to $0.77 million (August 31, 2025 - $0.78 million).  Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa.  Accounts payable consisted primarily of accruals and payables related to accounting costs, legal costs and project engineering and maintenance costs on the Waterberg Project.

Total expenditures on the Waterberg Project, before partner reimbursements, for the nine month period ended May 31, 2026, were approximately $1.8 million (May 31, 2025 - $1.6 million).  At period end, $55.2 million (May 31, 2025 - $48.0 million) in accumulated net costs were capitalized to the Waterberg Project.  Total expenditures on the property since inception to May 31, 2026, are approximately $92.9 million.  For more information on mineral properties, see Note 3 of the Financial Statements.

Waterberg Project Update

In addition to the T-Zone metallurgical drilling campaign described above, small scale physical work activities recently commenced at the Waterberg Project and more work is planned, including work on initial road construction, construction water supply, and first stage accommodation facilities. Progress is in varying stages, with first contractor site establishment planned for August 2026.  A construction manager to oversee activities was recently appointed by Fraser McGill's project office and is now on-site.

During March 2023, Waterberg JV Co. assisted two local landowners to apply for Mining Permits to mine aggregate for Waterberg JV Co.'s construction purposes.  Waterberg JV Co. has received responses on requests for quotation sent to contractors to start to mine, extract, crush and stockpile the aggregate for use in road upgrade work proximal to the Waterberg Project Mine Site. Tender documents are being assessed with a view to appoint a contractor within the fourth fiscal quarter of 2026.

Waterberg JV Co. prepared applications to ESKOM Holdings (SOC) Limited ("Eskom") for Cost Estimate Letters and paid Eskom for a Budget Quotation for establishment/construction of a temporary 22kV, 3MVA electrical feed to the Waterberg Project Mine Site for use during construction and development.  Detailed engineering work is underway to determine the best route for a ±30km powerline, associated equipment selection, and initial procurement activities for construction once approved by Eskom.

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The establishment of servitudes for power line routes and detailed planning and permitting with Eskom for approximately a 70 km, 132MvA permanent line to the Waterberg Project is ongoing.  Power line environmental and servitude work is being completed by specialist consultants and a high voltage engineering company, Kumena Consulting Pty Ltd. (previously Private National Grid and TDx Power assisted Waterberg JV Co.), in coordination with Eskom.

Waterberg JV Co. has completed the next phase of certain necessary maintenance and water infrastructure upgrades on the farm Early Dawn. Waterberg JV Co. is awaiting available dates from the Capricorn District Municipality and Blouberg Local Municipality to formally hand over this completed phase of the project.  Waterberg JV Co. also intends to commence with the necessary maintenance of certain water infrastructure on the farm Ketting. A contractor has been appointed, and Waterberg JV Co. has received formal written approval from the Capricorn District Municipality to commence with work. Waterberg JV Co. is still in the process of obtaining the Community's consent to commence with the necessary maintenance. Both of these water infrastructure upgrades form a part of a Bulk Water Reticulation Local Economic Development ("LED") Programme under the Waterberg JV Co. Social & Labour Plan ("SLP").

Site establishment for a Medical Clinic Upgrade LED Programme on the farm Goedetrouw has been completed.  A number of local community members have been appointed as contract labour and the work commenced in early June 2026.  The upgrades will cost in the region of R2.2m (approx. $134,000).

The Company continues to work closely with regional and local communities and their leadership on mine development plans to achieve optimal outcomes and best value to all stakeholders.  A new five year SLP  commencing in 2026 has been developed with community input and was submitted to the Department of Mineral and Petroleum Resources ("DMPR") for review and approval in late 2025.  Waterberg JV Co. submitted its annual SLP compliance report and an annual Mining Charter compliance report to the DMPR on May 21, 2026.

The process to obtain surface lease agreements with both the Ketting and Goedetrouw communities is ongoing.  Draft surface lease agreements have been exchanged with Goedetrouw and Ketting community representatives and their legal counsels.  Formal independent expert land valuations have been completed.  An application for a water use license and an application for land use rezoning are pending the completion of surface lease agreements.

The recognized leadership and the majority of community members living on the farms Goedetrouw, Ketting and Early Dawn have expressed their support for the Waterberg Mine.  Notwithstanding such support there are opponents.  A Court Case filed in March 2024 by certain members of the Early Dawn community seeking condonation and challenging the grant of the Waterberg Mining Right in 2021 is unadjudicated.  No mine infrastructure is planned for location on the farm Early Dawn.

Two appeals to the inclusion of the farms Bonne Esperance and Too Late into the Waterberg Mining Right were received in 2025, one from a member of a faction within the Early Dawn community, and the other from an NGO called the Wildlife and Environment Society of South Africa.  The farms in question are down dip of the current mineral reserve at the Waterberg Project, would only ever be accessed from underground, and would not likely be scheduled for mining until approximately 50 years of mining have occurred.

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A final draft Heritage Management Plan ("HMP") was submitted to the South African Heritage Resource Agency ("SAHRA") on March 9, 2026.  SAHRA provided its final approval of the HMP on April 14, 2026.  One formal appeal had been received directly by Waterberg JV Co.  SAHRA advised that a panel to review the appeal was appointed on May 29, 2026, and a hearing is scheduled to take place on July 21, 2026.

Outlook

Approximately $9.2 of the $21.0 million Pre-Construction Program described above remains to be completed, including proposed work on initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply and advancement of the Waterberg SLP.  Remaining components are being undertaken in phases as incremental budgets are approved.  The Stage Six Budget and the Supplemental Budget allow for the continuation of work during the period ending August 31, 2026.

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  As a part of the Company's investigation of smelting and base metal refining options, the Company has engaged in discussions with all South African integrated producers with a view to negotiating formal concentrate offtake arrangements for the Waterberg Project.  To date no terms have been agreed.  As an alternative, over the past three years the Company has studied and proposed the establishment of smelter and base metal refinery facilities located in either Saudi Arabia or South Africa.

Before any processing of materials in Saudi Arabia could occur, South African Government authorization for the export of concentrate or matte would be required and such approval has been requested.  Senior South African Government officials have stated their preference for beneficiation to occur in South Africa.  The Company is also investigating opportunities to collaborate and co-invest with smaller furnace operators in South Africa who are interested to modify and expand their existing operations such that the efficient processing of Waterberg Project concentrate could be undertaken.  In such a scenario the Waterberg Project could be developed in stages so that smelting capacity could also be developed in stages.

The base case for mine development in the Waterberg DFS Update is focused first on lower cost, bulk mining of F-Zone material from the F-Central deposit, followed by later mining from the T-Zone.  Although no decision has been made to alter the base case scenario, given the current price and outlook for gold, one concept being investigated in the T-Zone Study (as described above) is to begin staged development at the Waterberg Project, first with decline development into the T-Zone, followed by smaller scale T-Zone mining and then later expansion into the F-Central deposit at the scale planned in the Waterberg DFS Update.  As compared to F-Central ore, proven and probable reserves for the T-Zone have a more favourable 4E prill split of approx. 29% platinum (28% F-Central), 51% palladium (66% F-Central), 1% rhodium (1% F-Central) and 19% gold (5% F-Central).  T-Zone proven and probable reserves also have a higher 4E grade of 3.84 g/t (2.68 g/t F-Central).

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The F-Central deposit, with true mining widths (hanging wall to footwall) of up to 107 metres, and with approximately 87% of production planned from mining widths more than 15 metres, is very favourable to low-cost bulk mining.  The T-Zone, with approximately 92% of production planned from mining widths between 2.4 metres and 15 metres, and 8% from areas up to 20 metres thick, also allows for bulk mining (being longitudinal longhole stoping), albeit at a higher cost per tonne versus the F-Central deposit.

At current metal prices, increased revenue per tonne from mining the T-Zone would more than offset higher mining costs, and may allow for a lower capex, staged development approach as described above.  The T-Zone Study is examining the financial impact of deferring capital for power lines, paste backfill, milling capacity, and underground conveyors, while first operating a T-Zone mine before using free cash flow to then develop a second stage F-Central mine.  T-Zone ore and waste can be trucked to surface for processing during initial mining stages, allowing for a shortened ore build-up period and a reduced capital footprint in both underground development and other underground infrastructure requirements.  The use of Jameson Cell high-intensity, compact flotation technology is also being investigated.

The Company continues to advance an initiative through Lion Battery Technologies Inc. ("Lion") using platinum and palladium in lithium battery technologies in collaboration with an affiliate of Valterra Platinum Limited (previously Anglo American Platinum Limited) ("Valterra") and The Florida International University ("FIU").  The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market utilising the catalytic properties of platinum and palladium. The Company and Valterra are working towards the commercialisation and promulgation of the developed technology and are currently in discussions with FIU to establish a pilot manufacturing facility capable of producing lithium sulphur pouch cells and Lion proprietary cathodes for delivery to industrial users and manufacturers for testing.  The investment decision will be guided by a December 2025 report prepared by an independent third-party commercial battery specialist assessing Lion's technology, and the validation work completed by the Battery Innovation Center, Inc.  The independent specialists provided guidance on potential pathways to commercialization and next steps and have been engaged to provide ongoing direction and evaluation.  For more detail, please see the Company's MD&A and current Annual Information Form ("AIF") and Form 40-F.

Environmental, Social and Governance

In October 2025, Platinum Group received the 2025 annual Environmental, Social and Governance ("ESG") disclosure report from Digbee Ltd. ("Digbee"), a United Kingdom based company that has developed an industry standard ESG disclosure framework for the mining sector providing a right-sized, future looking set of frameworks against which they can credibly disclose, track, compare and improve their ESG performance.  For 2025, Platinum Group achieved an overall score of BBB with a range of CC to AAA based on the information provided.  Digbee ESG has been developed in consultation with mining companies, ESG specialists and capital providers and is endorsed by leading financial institutions, producing mining companies and other industry stakeholders.  Digbee's reporting framework is aligned with global standards, including the Equator Principles.  For more details about the Company's 2025 Digbee ESG Report please refer to the Company's MD&A, AIF and Form 40-F.

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Regulatory

As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's current AIF and Form 40-F.

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in NI 43-101.  Mr. van Egmond has reviewed, validated, and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground PGM and base metal deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Mnombo, HJM and Implats.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "would", "will", "could", "can", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the success of the Company's objective to advance the Waterberg Project to a development and construction decision, the findings of the Waterberg DFS Update, the findings of the internal T-Zone study, the plan for and development of the Waterberg Project and the potential benefits and results thereof including that it is projected to become one of the largest and lowest cost underground PGM mines globally, financing and mine development of the Waterberg Project, potential commercial alternatives for mine development, sequencing of development activities, potential alternatives to the existing Waterberg Project development plan and any related economic analysis, obtaining concentrate offtake or processing, the size and cost of the Waterberg Project, the economic feasibility of establishing a new PGM smelter and BMR in Saudi Arabia or elsewhere, work with local communities, the ability of the Company to obtain all required permitting, surface access, and infrastructure servitudes, the findings or success of a pilot battery production program at FIU, the effect of battery electric vehicles on the market for PGMs, the use of PGMs in solutions to climate change, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including rising global inflation and increased potential supply chain disruptions; the impact of international trade disputes and the imposition of tariffs, international conflict and other geopolitical tensions and events; the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project as reported in the Waterberg DFS Update; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; pandemics and other public health crises; proposed changes in the mineral law in South Africa, if implemented as proposed, may have a material adverse effect on the Company's business and potential interest in projects; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent AIF and Form 40-F, other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

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The Waterberg DFS Update has been prepared in accordance with NI 43-101 and S-K 1300.  The technical and scientific information contained in this news release has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained in this news release, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.